UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TRANSITION THERAPEUTICS INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

893716209

(CUSIP Number)

Jack W. Schuler

c/o Crabtree Partners LLC

100 N. Field Drive, #360

Lake Forest, Illinois 60045

(224) 880-1211

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

SCHEDULE 13D

CUSIP No. 893716209

1	NAMES OF REPORTING PERSONS Jack W. Schuler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,823,010
	8	SHARED VOTING POWER 4,605,668
	9	SOLE DISPOSITIVE POWER 2,823,010
	10	SHARED DISPOSITIVE POWER 4,605,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 7,428,678
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON IN

*This calculation was made on the basis of 39,498,430 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company; plus (ii) warrants for 619,551 shares that the Schuler Family Foundation acquired in private placements.

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CUSIP No. 893716209

1	NAMES OF REPORTING PERSONS Renate Schuler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,000
	8	SHARED VOTING POWER 4,605,668
	9	SOLE DISPOSITIVE POWER 37,000
	10	SHARED DISPOSITIVE POWER 4,605,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,642,668
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

*This calculation was made on the basis of 39,498,430 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company; plus (ii) warrants for 619,551 shares that the Schuler Family Foundation acquired in private placements.

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CUSIP No. 893716209

1	NAMES OF REPORTING PERSONS Schuler Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,605,668
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,605,668
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,605,668
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON CO

*This calculation was made on the basis of 39,498,430 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company; plus (ii) warrants for 619,551 shares that the Schuler Family Foundation acquired in private placements.

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CUSIP No. 893716209

1	NAMES OF REPORTING PERSONS H. George Schuler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,175,540
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,175,540
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,540
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON IN

*This calculation was made on the basis of 39,725,017 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company; plus (ii) warrants for 288,283 shares that the Tanya Eva Schuler Trust acquired in a private placement, warrants for 279,963 shares that the Therese Heidi Schuler Trust acquired in private placements and warrants for 277,892 shares that the Tino Hans Schuler Trust acquired in private placements.

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CUSIP No. 893716209

1	NAMES OF REPORTING PERSONS Tanya Eva Schuler Trust EIN 36-7205458
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,177,388
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,177,388
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,177,388
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

*This calculation was made on the basis of 39,167,162 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company; plus (ii) warrants for 288,283 shares that the Tanya Eva Schuler Trust acquired in private placements.

6

CUSIP No. 893716209

1	NAMES OF REPORTING PERSONS Therese Heidi Schuler Trust EIN 36-7205459
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,018,812
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,018,812
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,018,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

*This calculation was made on the basis of 39,158,842 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company; plus (ii) warrants for 279,963 shares that the Therese Heidi Schuler Trust acquired in private placements.

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CUSIP No. 893716209

1	NAMES OF REPORTING PERSONS Tino Hans Schuler Trust EIN 36-7205456
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION \ Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,979,340
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,979,340
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,979,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

*This calculation was made on the basis of 39,156,771 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company; plus (ii) warrants for 277,892 shares that the Tino Hans Schuler Trust acquired in private placements.

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CUSIP No. 893716209

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D is filed to amend and restate the Schedule 13D filed by certain of the reporting persons on November 29, 2011 in respect of common shares of Transition Therapeutics Inc., as such Schedule 13D was amended and restated by Amendment No. 1 to Schedule 13D filed on August 22, 2013 and Amendment No. 2 to Schedule 13D filed on July 2, 2014.

The Schedule 13D is amended and restated to read as follows:

Item 1.     Security and Issuer.

This statement on Schedule 13D relates to the common shares (“common shares”) of Transition Therapeutics Inc., an Ontario corporation (“TTHI”), whose principal executive offices are located at 101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7.

Item 2.     Identity and Background.

The following information is provided for the persons filing this Schedule 13D (the “reporting persons”):

Name:	Jack W. Schuler
Residence or business address	100 N. Field Drive, #360 Lake Forest, Illinois 60045
Principal occupation or employment:	Private investor
Citizenship:	United States

Name:	Renate Schuler
Residence or business address:	100 N. Field Drive, #360 Lake Forest, Illinois 60045
Principal occupation or employment:	Private investor
Citizenship:	United States

Name:	Schuler Family Foundation
Nature:	Not-for-profit corporation
State of organization:	Illinois
Principal business:	Tax-exempt private operating foundation
Principal Office:	100 N. Field Drive, #360 Lake Forest, Illinois 60045

Name:	H. George Schuler
Residence or business address:	5900 S. Lake Forest, Ste. 295 McKinney, TX 75070
Principal occupation or employment:	Real Estate Developer
Citizenship:	United States

Name:	Tanya Eva Schuler Trust
Nature:	Irrevocable trust
State of Organization:	Illinois
Principal business:	Not applicable
Principal office:	c/o H. George Schuler, Trustee Schuler Development 5900 S. Lake Forest, Ste. 295 McKinney, Texas 75070

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CUSIP No. 893716209

Name:	Therese Heidi Schuler Trust
Nature:	Irrevocable trust
State of Organization:	Illinois
Principal business:	Not applicable
Principal office:	c/o H. George Schuler, Trustee Schuler Development 5900 S. Lake Forest, Ste. 295 McKinney, Texas 75070

Name:	Tino Hans Schuler Trust
Nature:	Irrevocable trust
State of Organization:	Illinois
Principal business:	Not applicable
Principal office:	c/o H. George Schuler, Trustee Schuler Development 5900 S. Lake Forest, Ste. 295 McKinney, Texas 75070

During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

Each of the Tanya Eva Schuler Trust, the Therese Heidi Schuler Trust and the Tino Hans Schuler Trust (collectively, the “Trusts”) used its own funds as the source of payment of the purchase price of TTHI common shares reported in Item 5(c) below.

In the case of each such reporting person, no part of the purchase price is or was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the TTHI common shares reported.

Item 4.     Purpose of Transaction.

This Amendment No. 3 on Schedule 13D is being filed to report that the holdings of Jack W. Schuler, Renate Schuler and the Schuler Family Foundation (the “Foundation”), as a group, together with shares of TTHI that may be acquired by the Foundation within 60 days of the date hereof, total 18.9% of the outstanding shares of TTHI as of February 5, 2016. Therefore, future filings of these reporting persons will be made on a Schedule 13G unless future transactions in TTHI shares by these reporting persons result in their holdings totaling 20% or more of the outstanding shares of TTHI.

This Amendment No. 3 is also being filed to report a change in the ownership of shares beneficially owned by the Trusts and H. George Schuler. In the future, the Trusts and H. George Schuler intend to file a Schedule 13G, unless future transactions in TTHI shares by the Trusts and H. George Schuler result in their holdings totaling 20% or more of the outstanding shares of TTHI.

Depending upon market conditions and other factors, in the future each reporting person may consider the purchase of additional TTHI common shares, or the disposition of existing shares, in the open market or otherwise; but none of the reporting persons has any plans or proposals at present for any such purchase or disposition.

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CUSIP No. 893716209

None of the reporting persons has any plans or proposals at present that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TTHI or any subsidiary; (ii) a sale or transfer of a material amount of TTHI’s assets or the assets of any subsidiary; (iii) any change in the present board of directors or management of TTHI or in the number or term of directors or in filling any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of TTHI; (v) any other change in TTHI’s business or corporate structure; (vi) any change in TTHI’s certificate of incorporation or bylaws or other actions that may impede the acquisition or control of TTHI by any person; (vii) causing TTHI common shares or other equity securities of TTHI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of TTHI becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to those enumerated in clauses (i)-(viii).

Item 5.     Interest in Securities of the Issuer.

The Schuler Family Foundation (the “Foundation”) is a tax-exempt private operating foundation of which Jack W. Schuler and his wife, Renate Schuler, are two of the three directors. The third director is a daughter, Tanya Eva Schuler.

The Trusts are irrevocable trusts that Jack W. Schuler established for the benefit of his three children, all of whom are adults and none of whom reside with Mr. and Mrs. Schuler. Jack Schuler is not a trustee of any of the Trusts.

Jack Schuler disclaims any beneficial interest in (i) the TTHI common shares owned by the Foundation, (ii) the TTHI common shares owned by any of the Trusts or (iii) the TTHI common shares owned by Mrs. Schuler.

Renate Schuler disclaims any beneficial interest in (i) the TTHI common shares owned by the Foundation or (ii) the TTHI common shares owned by any of the Trusts or (iii) the TTHI common shares owned by Jack Schuler.

Jack Schuler, Renate Schuler and the Foundation may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13D is not, and should not be interpreted as, an admission that such reporting persons constitute a person or a group.

The Trusts and H. George Schuler, as trustee, may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13D is not, and should not be interpreted as, an admission that such reporting persons constitute a person or a group.

(a)

Jack W. Schuler

Jack W. Schuler may be deemed the beneficial owner of 7,428,678 common shares, consisting of: (i) 2,823,010 shares that he owns; (ii) 3,986,117 shares that the Foundation owns; and (iii) warrants for 619,551 shares that the Foundation owns.

These shares represent 18.8% of TTHI’s issued and outstanding common shares, determined on the basis of 39,498,430 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company; plus (ii) warrants for 619,551 shares that the Schuler Family Foundation acquired in private placements. The Foundation’s warrants are exercisable at any time after through and including June 23, 2016.

Renate Schuler

Renate Schuler may be deemed the beneficial owner of 4,642,668 common shares, consisting of: (i) 37,000 shares that she owns; (ii) 3,986,117 shares that the Foundation owns; and (iii) warrants for 619,551 shares that the Foundation owns.

These shares represent 11.8% of TTHI’s issued and outstanding common shares, determined on the basis of 39,498,430 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company; plus (ii) warrants for 619,551 shares that the Schuler Family Foundation acquired in private placements.

Schuler Family Foundation

The Foundation may be deemed the beneficial owner of 4,605,668 common shares, consisting of: (i) 3,986,117 shares that the Foundation owns; and (ii) warrants for 619,551 shares that the Foundation owns.

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CUSIP No. 893716209

These shares represent 11.7% of TTHI’s issued and outstanding common shares, determined on the basis of 39,498,430 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company; plus (ii) warrants for 619,551 shares that the Schuler Family Foundation acquired in private placements.

H. George Schuler

H. George Schuler, as sole trustee of the Trusts, may be deemed the beneficial owner of the 6,175,540 common shares, consisting of (i) 2,174,488 shares beneficially owned by the Tanya Eva Schuler Trust, (ii) 2,015,912 shares beneficially owned by the Therese Heidi Schuler Trust, and (iii) 1,976,440 shares beneficially owned by the Tino Hans Schuler Trust.

These shares represent 15.5% of TTHI’s issued and outstanding common shares, determined on the basis of 39,725,017 common shares outstanding, derived as follows: : (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company; plus (ii) warrants for 288,283 shares that the Tanya Eva Schuler Trust acquired in a private placement, warrants for 279,963 shares that the Therese Heidi Schuler Trust acquired in private placements and warrants for 277,892 shares that the Tino Hans Schuler Trust acquired in private placements.

Tanya Eva Schuler Trust

The Tanya Eva Schuler Trust may be deemed the beneficial owner of 2,177,388 common shares, consisting of: (i) 1,886,205 shares that the Trust owns; and (iii) warrants for 288,283 shares that the Trust owns. These warrants are exercisable at any time through and including June 23, 2016.

These shares represent 5.6% of TTHI’s issued and outstanding common shares, determined on the basis of 39,167,162 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company, plus (ii) warrants for 288,283 shares that the Tanya Eva Schuler Trust acquired in private placements.

Therese Heidi Schuler Trust

The Therese Heidi Schuler Trust may be deemed the beneficial owner of 2,018,812 common shares, consisting of: (i) 1,735,949 shares that the Trust owns; and (ii) warrants for 279,963 shares that the Trust owns. These warrants are exercisable at any time after June 23, 2014 through and including June 23, 2016.

These shares represent 5.2% of TTHI’s issued and outstanding common shares, determined on the basis of 39,158,842 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company, plus (ii) warrants for 279,963 shares that the Therese Heidi Schuler Trust acquired in private placements.

Tino Hans Schuler Trust

The Tino Hans Schuler Trust may be deemed the beneficial owner of 1,979,340 common shares, consisting of: (i) 1,698,548 shares that the Trust owns; and (ii) warrants for 277,892 shares that the Trust owns. These warrants are exercisable at any time through and including June 23, 2016.

These shares represent 5.1% of TTHI’s issued and outstanding common shares, determined on the basis of 39,156,771 common shares outstanding, derived as follows: (i) 38,878,879 shares outstanding as of February 5, 2016, as disclosed by the Company, plus (ii) warrants for 277,892 shares that the Tino Hans Schuler Trust acquired in private placements.

(b)

Jack W. Schuler

Shares with sole power to vote or to direct the vote	2,823,010
Shares with shared power to vote or direct the vote	4,605,668	*
Shares with sole power to dispose or direct the disposition	2,823,010
Shares with sole power to dispose or direct the disposition	4,605,668	*

*	Jack Schuler shares the voting and dispositive power in respect of the 4,605,668 shares and exercisable warrants owned by the Schuler Family Foundation, of which he is one of three directors. The other two directors are Mr. Jack Schuler’s wife, Renate Schuler, and their daughter, Tanya Eva Schuler.

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CUSIP No. 893716209

Renate Schuler

Shares with sole power to vote or to direct the vote	37,000
Shares with shared power to vote or direct the vote	4,605,668	*
Shares with sole power to dispose or direct the disposition	37,000
Shares with sole power to dispose or direct the disposition	4,605,668	*

*	Mrs. Schuler shares the voting and dispositive power in respect of the 4,605,668 shares and exercisable warrants owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack Schuler, and their daughter, Tanya Eva Schuler.

Schuler Family Foundation

Shares with sole power to vote or to direct the vote	4,605,668
Shares with shared power to vote or direct the vote	0
Shares with sole power to dispose or direct the disposition	4,605,668
Shares with sole power to dispose or direct the disposition	0

H. George Schuler

Shares with sole power to vote or to direct the vote	6,175,540	*
Shares with shared power to vote or direct the vote	0
Shares with sole power to dispose or direct the disposition	6,175,540	*
Shares with sole power to dispose or direct the disposition	0

*	H. George Schuler is the sole trustee of the Tanya Eva Schuler Trust, the Therese Heidi Schuler Trust and the Tino Hans Schuler Trust and therefore has sole voting and dispositive power in respect of TTHI shares and exercisable warrants owned by the Trusts.

Tanya Eva Schuler Trust

Shares with sole power to vote or to direct the vote	2,177,388
Shares with shared power to vote or direct the vote	0
Shares with sole power to dispose or direct the disposition	2,177,388
Shares with sole power to dispose or direct the disposition	0

Therese Heidi Schuler Trust

Shares with sole power to vote or to direct the vote	2,018,812
Shares with shared power to vote or direct the vote	0
Shares with sole power to dispose or direct the disposition	2,018,812
Shares with sole power to dispose or direct the disposition	0

Tino Hans Schuler Trust

Shares with sole power to vote or to direct the vote	1,979,340
Shares with shared power to vote or direct the vote	0
Shares with sole power to dispose or direct the disposition	1,979,340
Shares with sole power to dispose or direct the disposition	0

(c)

The transactions of the reporting persons with respect to TTHI shares within the past 60 days are set forth in Schedule 1 attached hereto. These shares were all purchased or sold on the open market.

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CUSIP No. 893716209

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares that the reporting persons may be deemed to beneficially own.

(e)

Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the reporting persons entered into an agreement on February 11, 2016 in respect of the joint filing of this Schedule 13D. A copy of this joint filing agreement is filed as Exhibit 1 and incorporated into this Item 6 by reference.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of TTHI, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of February 11, 2016, by and among Jack W. Schuler, Renate Schuler, the Schuler Family Foundation, H. George Schuler, as trustee, the Tanya Eva Schuler Trust, the Therese Heidi Schuler Trust and the Tino Hans Schuler Trust.

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CUSIP No. 893716209

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

/s/ Jack W. Schuler
Jack W. Schuler

/s/ Renate Schuler
Renate Schuler

Schuler Family Foundation

/s/ Jack W. Schuler
Jack W. Schuler, as Director

/s/ H. George Schuler
H. George Schuler

Tanya Eva Schuler Trust

/s/ H. George Schuler
H. George Schuler, as Trustee

Therese Heidi Schuler Trust

/s/ H. George Schuler
H. George Schuler, as Trustee

Tino Hans Schuler Trust

/s/ H. George Schuler
H. George Schuler, as Trustee

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CUSIP No. 893716209

SCHEDULE 1

Transactions of Reporting Persons Within the Last 60 Days

Tanya Eva Schuler Trust

Trade Date	Transaction Type	Quantity	Price Per Share
10-Feb-16	Buy	2,900	$0.95
9-Feb-16	Buy	33,444	$0.93
5-Feb-16	Buy	122,827	$0.98
5-Feb-16	Buy	61,414	$0.98
8-Feb-16	Buy	2,809	$0.93
5-Feb-16	Buy	122,827	$0.98
4-Feb-16	Buy	28,267	$0.96
3-Feb-16	Buy	18,553	$0.96
2-Feb-16	Buy	19,577	$0.97
1-Feb-16	Buy	198,615	$0.94
14-Dec-15	Sell	3,500	$1.86
11-Dec-15	Sell	4,603	$1.87
10-Dec-15	Sell	17,233	$1.86

Therese Heidi Schuler Trust

Trade Date	Transaction Type	Quantity	Price Per Share
10-Feb-16	Buy	2,900	$0.95
9-Feb-16	Buy	33,444	$0.93
5-Feb-16	Buy	122,827	$0.98
5-Feb-16	Buy	61,414	$0.98
8-Feb-16	Buy	2,809	$0.93
5-Feb-16	Buy	122,827	$0.98
4-Feb-16	Buy	28,267	$0.96
3-Feb-16	Buy	18,553	$0.96
2-Feb-16	Buy	19,577	$0.97
1-Feb-16	Buy	198,615	$0.94
14-Dec-15	Sell	3,500	$1.86
11-Dec-15	Sell	4,603	$1.87
10-Dec-15	Sell	17,233	$1.86

Schedule I-1

CUSIP No. 893716209

Tino Hans Schuler Trust

Trade Date	Transaction Type	Quantity	Price Per Share
10-Feb-16	Buy	2,900	$0.95
9-Feb-16	Buy	33,444	$0.93
5-Feb-16	Buy	61,413	$0.98
8-Feb-16	Buy	2,809	$0.93
4-Feb-16	Buy	28,266	$0.96
3-Feb-16	Buy	18,553	$0.96
2-Feb-16	Buy	19,576	$0.97
1-Feb-16	Buy	198,616	$0.94
14-Dec-15	Sell	3,500	$1.86
11-Dec-15	Sell	4,603	$1.87
10-Dec-15	Sell	17,234	$1.86

Schedule I-2